Professionally Managed Portfolios
c/o U.S. Bank Global Fund Services
2020 East Financial Way, Suite 100
Glendora, CA 91741

January 23, 2023

VIA EDGAR TRANSMISSION

Valerie J. Lithotomos
United States Securities and Exchange Commission
Division of Investment Management
100 F Street N.E.
Washington, D.C. 20549

Re:    Professionally Managed Portfolios (the “Trust”)
Securities Act Registration No: 33-12213
Investment Company Act Registration No: 811-05037
on behalf of the Boston Common ESG Impact U.S Value Fund (S000079528)

Dear Ms. Lithotomos:

This correspondence is being filed in response to your oral comments on January 5, 2023, in connection with the SEC Staff’s review of the Trust’s Post-Effective Amendment (“PEA”) No. 843 to its registration statement on Form N-1A. PEA No. 843 was filed pursuant to Rule 485(a) under the 1933 Act on Form N-1A on November 15, 2022. The purpose of PEA No. 843 was to add one new series of the Trust: Boston Common ESG Impact U.S. Value Fund (the “Fund”). The Trust will be filing another post-effective amendment under Rule 485(b) to (1) reflect the revisions discussed herein in response to your comments; (2) make certain non-material changes as appropriate, and (3) file any outstanding exhibits to the registration statement.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s responses. Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

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The Trust’s responses to your comments are as follows:

1.    Please supplementally confirm whether the ESG factors are generally weighed more heavily than other factors or in driving investment decisions.

Response 1: The Trust responds by confirming: These factors are designed to facilitate the Fund’s prioritization of issuers and issuances that align with the Fund’s ESG criteria. The Trust respectfully notes that the disclosure currently states that the Adviser analyzes and makes determinations with respect to ESG considerations based on its proprietary framework. Supplementally, the Trust notes that the Fund’s Adviser may evaluate ESG factors as a part of its analysis and recommendation of portfolio investments.

2.    If the Fund is excluding certain industries, confirm that they have been identified. Additionally, supplementally explain why the Fund has chosen to exclude nuclear power plants and reactors.

Response 2: The Trust responds by supplementally confirming that the following disclosure is included in the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Boston Common excludes securities of companies that: (1) receive significant revenues (>5%) or have leading market share in production and marketing of tobacco products, including components; (2) receive significant revenues (>5%) or have leading market share in production and marketing of alcoholic beverages, including components; (3) receive significant revenues (>5%) or have leading market share from gambling devices or activities including lotteries and hotels with casinos; (4) operate or have direct equity ownership of nuclear power plants, mine or process uranium for fuel supply crucial components of nuclear power reactors (zero tolerance); (5) receive significant revenues (>10%) from nuclear power plant design, construction, maintenance or parts; (6) demonstrate a history and pattern of marketing unsafe products, asserting false marketing claims, or engaging in irresponsible marketing; (7) engage in irresponsible animal testing or widespread abuses of animals, such as in entertainment and factory farming; (8) receive significant revenues (>5%) from the production of firearms or military weapons systems, including key components; (9) produce or manufacture biological, chemical, or nuclear weapons, anti-personnel landmines, or cluster munitions (zero tolerance); and (10) rank in the top 50 global defense contractors for weapons.

The Adviser does exclude companies within certain industries and identifies these companies within the Principal Investment Strategies section. Furthermore, the disclosure states companies that operate or have direct equity ownership of nuclear power plants, mine or process uranium for fuel supply crucial components of nuclear power reactors (zero tolerance) and/or receive significant revenues (>10%) from nuclear power plant design, construction, maintenance or parts are included in this exclusionary list.

Additionally, the Trust supplementally confirms that companies relating to and associated with the nuclear power plant industry are excluded because the Adviser believes there are many other ways to produce electricity without the many externalities and risks of nuclear power and at a lower cost. These negative impacts include long term harm from radioactive wastes, local pollution and health impacts from routine radiation releases, role of radioactive waste in nuclear weapons proliferation, potential ecological catastrophe and financial risk from nuclear power plant accidents, harm to local communities from uranium mining, transport of wastes to final disposal is not 100% secure, extra radiation released in environment. The Adviser believes nuclear power via new power plants is also a costly way to produce electricity versus alternatives. There is no safe dose of radiation and cumulatively, exposure leads to cancer and other diseases. The Adviser seeks to invest in alternative ways to produce electricity or invest in companies improving their energy efficiency or producing energy efficient products or services.

3.    Please disclose whether the ESG impacts and investments are prioritized returns or are secondary to returns.

Response 3: The Trust responds by supplementally confirming that the following disclosure is included in the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Boston Common’s principal belief is that companies with better ESG performance tend to serve as better long-term investments. Boston Common does not prioritize ESG impacts over returns and will not purchase a security for ESG purposes that has not met our financial criteria as it relates to an attractive balance of fundamentals and valuations.

4.    Please disclose how the Fund intends to measure and monitor how it is achieving ESG related impacts and over what time period. This should include disclosure of the specific metrics or key performance indicators that the Fund will use.

Response 4: The Trust responds by supplementally confirming that the following disclosure is included in the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

Boston Common reviews ESG-related impacts by actively encouraging shareholders to participate in proxy voting. Boston Common reviews its custom proxy voting policy prior to the proxy season to ensure the Adviser’s custom voting policy captures the desired corporate engagements’ expectations. Boston Common reviews the proxy voting results with its proxy vendor's custom policy team at the end of the proxy season to ensure the expected outcomes were achieved.

Additionally, Boston Common measures and monitors its ESG engagement related impact by compiling the results of its direct dialogue with various portfolio holdings and the shareholder proposals initiated by Boston Common. In addition, Boston Common participates in both dialogue and shareholder proposals initiated by various industry-led coalition groups.

5.    Please disclose whether the Fund will disclose its progress on achieving its impact, and if the fund is not publicly disclosing this impact, disclose why that is appropriate.

Response 5:

Reporting: Aggregated impact results are published in an Annual Impact Report on the Adviser’s website. The Annual Impact Report includes disclosures on the yearly environmental, social, & governance impacts and impact metrics.

The achievement of the Fund’s impact-related engagement and proxy voting goals will be monitored at both the security and Fund levels. Each security will undergo an in-depth review and analysis by the Adviser’s impact investing team to determine the security’s expected impact and its eligibility for inclusion in the Fund. The data, sources, and impact metrics are documented in the Adviser’s research database, and this information will be updated throughout the investment lifecycle.

Impact data from the research database is aggregated at the Fund-level and monitored by the Adviser’s impact investing team on an ongoing basis to compare the actual impact of the Fund to its expected impact and impact goals. When monitoring at the portfolio level indicates that an investment is no longer expected to achieve its intended impact or no longer aligns with the Fund’s impact goals, the Adviser will seek an appropriate course of action that may include exiting the investment.

6.    Please supplementally confirm Boston Common’s ESG impact investing process.

Response 6: The Trust responds by supplementally confirming that the following disclosure is included in the “Principal Investment Strategies” sections of Item 4 and Item 9 of Form N-1A, respectively, in the Fund’s prospectus:

We use our voice as a shareowner to raise environmental, social, and governance issues with the management of select portfolio companies through a variety of channels. These may include engaging in dialogue with management, participating in shareholder proposal filings, voting proxies in accordance with our proxy voting guidelines, and participating in the annual shareholder meeting process. Through this effort, we seek to encourage a company’s management towards greater transparency, accountability, disclosure and commitment to ESG issues. In order to prioritize the Adviser’s focus and impact, Boston Common has established a three-year engagement framework with two to three key initiatives across our three sustainability pillars -environmental, social and governance. Boston Common continues to review these initiatives on an annual basis and track engagement impact through our reporting.

Boston Common reviews ESG-related impacts by actively encouraging shareholders to participate in proxy voting. Boston Common reviews its custom proxy voting policy prior to the proxy season to ensure the Adviser’s custom voting policy captures the desired corporate engagements’ expectations. Boston Common reviews the proxy voting results with its proxy vendor's custom policy team at the end of the proxy season to ensure the expected outcomes were achieved.

Additionally, Boston Common measures and monitors its ESG engagement related impact by compiling the results of its direct dialogue with various portfolio holdings and the shareholder proposals initiated by Boston Common. In addition, Boston Common participates in both dialogue and shareholder proposals initiated by various industry-led coalition groups.

7.    Please state both the month and year when Portfolio Managers started managing the Fund.

Response 7: The Trust confirms the disclosure has been amended to include both the month and the year in which the Portfolio Managers started managing the Fund.

8. Please disclose, where appropriate, how the Fund will approach ESG proxy voting issues for their portfolio companies. Alternatively, explain why the Fund believes such disclosure should not be required.

Response 8: The Trust confirms supplementally:

The Trust believes that the existing disclosure in the SAI, which describes the proxy voting policies and procedures used to vote proxies for the Funds, sufficiently describes how the Fund will approach relevant ESG proxy voting issues. The disclosure includes specific references to how environmental proposals, corporate governance matters and social issues are considered. In addition, as noted in the disclosure, on an annual basis, the Registrant discloses on Form N-PX its proxy voting record, including a brief description of the matters on which it voted for each portfolio security and how each vote was cast. Accordingly, the Registrant respectfully declines to revise the disclosure in response to the comment.

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I trust that the above responses and revisions adequately address your comments. If you have any additional questions or require further information, please contact Carl Gee at carl.gee@usbank.com or (414) 516-1716.

Sincerely,
/s/Carl G. Gee
Carl G. Gee, Esq.
Vice President & Secretary of the Trust

cc:    Domenick Pugliese, Esq., Sullivan & Worcester, LLP
    Kristina Eisnor, Boston Common Asset Management, LLC